Andrew N. Bernstein, P.C.
ATTORNEY AT LAW
5445 DTC PARKWAY, SUITE 520
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
September 12, 2008
By Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	Catherine T. Brown
Mail Stop 3561

Re:	LJ International Inc. (the “Company”)
Registration Statement on Form F-3
Filed July 22, 2008
File No. 333-152452
Dear Ms. Brown:
On behalf of LJ International Inc., we are filing herewith Amendment No. 1 to the above-captioned Registration Statement on Form F-3.
This filing includes our responses to the Staff’s comment letter dated August 12, 2008 (the “Comment Letter”). The numbered responses which follow correspond to the numbers of the comments in the Comment Letter and highlight the nature of the response in the enclosed edgarized version of the amended filing. Please be advised that the page numbers may have changed from those of the original filing.
In addition, we are providing you with a courtesy copy of the filing. The courtesy package contains: (i) one hard copy of the edgarized filing; (ii) a copy of the Comment Letter; and (iii) a copy of this Letter of Reply.

Securities and Exchange Commission
September 12, 2008

Comment Letter Dated August 12, 2008
General
1.	We issued two press releases on June 30, 2008 regarding the Company’s annual and quarterly results. We do not believe that the information in these press releases had the effect of conditioning the market for our offering. Rather, for the following reasons, these press releases clearly fall within the safe harbor exemption contained in Rule 168 promulgated under the Securities Act for certain communications of regularly released factual information and forward-looking information:
(a)	The Company is required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended;

(b)	The information contained in the press releases is factual information about the Company and its financial results;

(c)	The Company has previously released or disseminated similar factual information in the ordinary course of its business; and

(d)	The timing, manner, and form in which the information was released or disseminated is consistent in material respects with similar past releases or disseminations.
Please be advised that the Company has historically and consistently issued a press release (followed by a filing with the SEC under the cover of Form 6-K) on or about the same day as it files with the SEC its Annual Report on Form 20-F for the most recently completely fiscal year. The dates of filing of the respective Form 20-F and the date of the press release announcing the financial results for the fiscal year then ended during the past five fiscal years is as follows:

Form 20-F fye	Date of Filing	Date of Press Release
December 31, 2003	March 31, 2004	March 31, 2004
December 31, 2004	March 31, 2005	March 24, 2005
December 31, 2005	March 28, 2006	March 27, 2006
December 31, 2006	December 28, 2007	December 28, 2007
December 31, 2007	June 30, 2008	June 30, 2008
Further, the nature and scope of each respective press release is similar and consistent regarding the factual business information disclosed therein.

Securities and Exchange Commission
September 12, 2008

Therefore, as permitted by Rule 168, the Company has previously released the same type of information as the June 30, 2008 press releases in the ordinary course of its business, and the timing, manner and form in which the information is released or disseminated has been materially consistent with past disclosure. Clearly, the above chart confirms the Company’s prior track record of releasing financial results for its most recently completed fiscal year at or about the same time as the respective Form 20-F is filed with the SEC. Lastly, there is no indication or reason to believe that these communications were part of any plan or scheme to evade the requirements of Section 5 of the Securities Act, since the Form F-3 was filed more than three weeks after the June 30, 2008 press releases.

Accordingly, we believe that our reliance on Rule 168 is appropriate.

2.	We believe that our press release dated July 22, 2008 regarding the filing of the subject Registration Statement on Form F-3 is consistent with Section 5 of the Securities Act, for the following reasons:
(a)	The press release should not be considered an “offer” of securities since there was no attempt or offer to dispose of, or solicitation of an offer to buy, any of the Company’s securities. In fact, the press release was merely a public announcement of the filing of a “universal shelf registration statement.” Necessarily, no securities could be offered at this time, since the Form F-3 had not yet been reviewed or declared effective by the SEC. Further, even after the Form F-3 is declared effective, the Company is merely authorized to sell its securities in a subsequent “shelf takedown”, which would include a prospectus supplement disclosing the terms of any such sale. However, as of the date of filing, no such sales or offers could be made. Therefore, we believe that the press release is a permissible communication.

Although the term “offer” has been interpreted broadly, and includes “the publication of information and statements, and publicity efforts, made in advance of a proposed financing which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities”, in this situation there is no specific proposed financing contemplated or disclosed at the time of filing and there has not been any “conditioning” of the market. In fact, any suggestion that the market may have been impermissibly conditioned is unfounded, particularly since there has been a sufficient “cooling off period” which has occurred during the 52 days from the July 22, 2008 filing date of the Form F-3 to the date of filing of this Amendment No. 1 on September 12, 2008, in addition to the additional days until the Form F-3 is declared effective. Further, there has not been any other news reports or press coverage generated regarding this initial filing.

Securities and Exchange Commission
September 12, 2008

(b)	In addition, the SEC recognizes that the distinction between permissible communications and illegal offers violating Section 5 of the Securities Act is not clear and requires a “facts and circumstances” analysis. In this situation, there is no specific sale of securities to which the press release refers. Rather, the Form F-3 filing is simply a “universal shelf registration statement” to permit the Company to sell its securities in the future, if, when and as it chooses to do so, supplemented at the time of any future sale with a prospectus supplement containing disclosure relevant to that particular “shelf takedown.”

Moreover, the Form F-3 filing is still subject to SEC Staff review and acceleration of effectiveness, so that no immediate sales of securities could even occur. The press release was intended purely as a notice to the public and should not be classified or considered as improper offering activity.

(c)	Lastly and in addition to the foregoing, for the following reasons, we also believe that the press release falls within the safe harbor provisions of Rule 134 promulgated under the Securities Act and, therefore, is not violative of Section 5 of the Securities Act. We do not agree with the Staff’s suggestion that the press release appears to include information in excess of what is permitted by Rule 134.

We believe that the press release description of the Company’s general type of manufacturing, principal products and market segment falls within the scope of Rule 134 (a)(3)(i). Moreover, the description contained in this press release is consistent with all prior press release disclosures regarding the Company.

The “Use of Proceeds” Section of the Form F-3 is being amended to conform more precisely to the brief description of the intended use of proceeds set forth in the press release as permitted by Rule 134 (a)(7).

The legend required by Rule 134 (b)(1) is set forth in the press release.

The contact information required by Rule 134 (b)(2) was intended to be satisfied by the contact information set forth in the press release for the Company’s U.S. Investor and Media Contact. The Company is a Hong Kong-based foreign private issuer which has retained Haris Tajyar/Investor Relations International as its contact person in the U.S. for all U.S. investors.

In addition, since this Form F-3 filing is for a “universal shelf filing,” even after the Form F-3 is declared effective, there would not be any definitive prospectus available for investors since there would not yet be any public offering of securities at that time. At such time, if ever, as any securities are sold pursuant to

Securities and Exchange Commission
September 12, 2008

a “shelf takedown”, the press release (and Form 6-K) announcing the sale would, at that time and depending on the nature of the offering, include the contact information for obtaining a prospectus supplement in connection therewith.

For all of the factors set forth above, we believe that this press release is consistent with Section 5 of the Securities Act.
Prospectus cover page
3.	We hereby confirm our understanding that, if the Company’s public float does not exceed $75 million after the effective date of the registration statement, we will need to ascertain the amount of securities that currently may be sold by the Company by engaging in a two-step process: (1) determination of the Company’s public float immediately prior to the intended sale; and (2) aggregation of all sales of the Company’s securities pursuant to primary offerings in the previous 12-month period (including the intended sale) to determine whether the one-third cap would be exceeded. We also confirm our need to recompute the Company’s public float each time an amendment to the Form F-3 is filed for the purpose of updating the registration statement in accordance with Section 10(a)(3) of the Securities Act.
Capitalization and Indebtedness, page 9
4.	We have updated the Capitalization Table to July 31, 2008, which is as of a date within 60 days of the filing of Amendment No. 1.
Exhibit 5.1 Opinion
5.	The Legal Opinion has been revised to remove the assumptions previously included as paragraphs (vi) and (ix) on page 2 of the Legal Opinion.

6.	The Legal Opinion has been revised to state that the warrants will be binding obligations under the contract law of New York as the jurisdiction governing the warrant agreement.

7.	The Legal Opinion has been revised to (i) remove the limitations on counsel’s review of BVI Law and (ii) confirm that counsel’s review of BVI Law includes the statutory provisions and all applicable provisions of the BVI Constitution and the reported judicial cases interpreting those laws currently in effect.

8.	The Legal Opinion has been revised to eliminate (i) the language that the opinion is furnished solely to the Company “solely for [its] benefit” and (ii) the prior written consent requirement for use of the Legal Opinion.

Securities and Exchange Commission
September 12, 2008

The Company believes that the foregoing information responds fully to each of the comments in the Comment Letter. We greatly appreciate any expedited review that the Staff may afford this Amendment so that we may thereafter confirm that the Staff will not have any further comments and we may request acceleration of the effectiveness of the registration statement.
Thank you for your assistance and cooperation in this filing. If you have any questions or comments regarding the foregoing information, please contact me at my office.
Very truly yours,
/s/ ANDREW N. BERNSTEIN
Andrew N. Bernstein
ANB/sma
Enclosures
cc w/enc.:      LJ International Inc.
courtesy
cc w/enc.:      Securities and Exchange Commission (Attn: Catherine T. Brown), Mail Stop 3561